ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 18, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

Lodgement with Australian Stock Exchange:
18 Febuary 2005 – (ASX Announcement & Media Release – Welder Ranch Project Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

18 February 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

PROGRESS REPORT- WELDER RANCH WELL

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

Current operations in the Vaquero #1 well are continuing to circulate while slowly increasing mud weight and adding Loss Circulation Material. The well continues to flow considerable amounts of gas. The forward plan is to continue to slowly increase control over the well and when stabilised run a 7 5/8 inch liner to 11,000 feet.

Given current well conditions it is now unlikely a logging run will be attempted prior to running the well liner. As such evaluation of the show intervals in the open section of the hole between the last casing point (8,812 feet) and present depth of 11,000 feet will be delayed. Without logging it is not possible to infer net thicknesses to these zones nor establish their commercial significance without bottom hole pressure data, porosity or permeability data. Given the well behaviour there is however a case for very cautious optimism.

A tabular summary of all shows reported in the well to date follows:

Mudlog Show Interval	Gross Interval	Maximum Gas Recorded
9,310 - 9,455 feet	145 feet	850 units
9,735 - 9,745 feet	10 feet	200 units
10,200 – 10,260 feet	60 feet	260 units
10,485 – 10,750 feet	265 feet	425 units

These show intervals are in the intermediate section of the wellbore and were not specifically targeted given the primary purpose of the well was to evaluate the deeper objectives described below. It is again stressed that further evaluation of these shows is required prior to inferring any commercial significance.

Provided a 7 5/8 inch liner is run to 11,000 feet, the forward plan is to drill ahead to evaluate three deeper objectives between 12,000 and 13,500 feet. These objectives are defined by 3D seismic tied into **three nearby producing wells that are presently producing at an impressive combined rate of 32 million cubic feet of gas per day providing good evidence that the current test well has high impact potential.** AVO amplitude anomalies are very obvious on the seismic data, possibly indicating gas charged reservoir objectives.

The Vaquero #1 well is located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR is participating in a 14,000 foot test of the three objectives within the pressured Middle Wilcox formation that have been independently appraised as having probable recoverable reserves of approximately 39 Billion cubic feet of gas and 1.4 million barrels of oil.

The initial well, the Vaquero #1, is being drilled using Nabors Drilling Land Rig 520 and is being operated by Vaquero Oil and Gas of Houston, Texas. Target depth is anticipated within approximately 10 days of running a liner.

Additional wells may be required to drain the entire structure (at deeper objective level). A pipeline is located less than 3,000 feet from the drill site, providing excellent logistics for early sales. Provided the project is successful payout is expected within 6 months.

Under the terms of the agreement FAR will pay 11.25 percent of the drilling and completion cost of the first well (the Vaquero #1) to earn a 9 percent working interest in all wells drilled within the area of mutual interest. FAR is the only ASX listed entity participating in the project with other interests held by North American entities. The well is estimated to cost US$2.7 million.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au